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Eli Electric Vehicles

Why Invest | Market | Expansion | Perks | FAQ | Join the Discussion | INVEST NOW

Invest in the Future of Urban Mobility.

With city congestion on the rise, each American is losing nearly 100 hours and $1,400 annually. Meanwhile, new cars in Europe are widening by 1 cm every two years. To disrupt this trend, we're leading the way with our micro-EVs—a cleaner, more convenient and cost-effective solution for urban travel.

Be a part of this revolution and become an Eli shareholder.

INVEST NOW

$793.80* Min. Investment

$9.80 Share Price

Form C   Offering Circular

Featured In

TC · WIRED · Automotive News · ars TECHNICA · The Guardian · electrek · designboom · CleanTechnica

Why Invest in **Eli Electric Vehicles**

Innovative Mobility
Pioneering Automotive Tech in Micro-EVs

$470B Market
Micro-EV Market Opportunity

Successfully In Production
Hundreds Already Shipped and Sold in Europe

Award-Winning Design
Winner of iF Design Award and Top 100 Product

3,000+ Investors
$4M Already Raised via Equity Crowdfunding

Global Expansion
6 Countries and Climbing (US in 2024)

An Emerging **Mobility Revolution**

Oversized vehicles are a major source of traffic congestion, pollution, and waste in cities, requiring a lot of space and resources. And yet, many downtown areas devote 50-60% of valuable urban real estate to cars while cars remain parked 95% of the time. At Eli, we've designed a car for the city, not the other way around to make people's daily commutes easier.

Two-Wheel Vehicles

- × Weather Constraints
- × Restricted Comfort
- × Limited Storage Capacity
- × No Safety Protection

Eli

Eli's micro-EVs

- ✓ Compact, Agile and Easy to Park
- ✓ Protected From the Elements
- ✓ Comfortable for Two plus Storage Space
- ✓ Affordable to Own and Maintain
- ✓ Energy Efficient

Cars and Trucks

- × Designed for Highways and Loading
- × Expensive to Own and Maintain
- × Oversized and Difficult to Park
- × Energy Inefficient to Build and Move



The Next Big Thing:
A ~$500B Market Opportunity

As 70% of the world is projected to live in cities by 2050, people are seeking a more compact and convenient way to travel locally. According to McKinsey, micro-EVs are the "next big thing" in urban mobility, with an estimated total addressable market of approximately **half a trillion dollars today.**



McKinsey & Company | Global Micro-EV total addressable market

$470B

$100B ≈5X

Previous Estimate   New Estimate

* TAM for US & EU is ~145 times its current market size, representing enormous growth potential.

75%	OVER **HALF**	**15**mph	**1.5**ppl	**54%**
of US car trips are under 10 miles [1]	of US commuting distances are 1-10 miles [2]	Average vehicle speed in cities	Average vehicle occupancy	of global consumers would consider a micro-EV as their future mobility solution [3]

See What's Behind Our Massive Potential

Download the Eli investor deck.

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Small Vehicle, ## Big Value

Our first model, Eli ZERO, is an award-winning vehicle that stands out with its innovative design, automotive technology, and premium features – all in a small package.



Eli ZERO. The Most Advanced Micro-EV.



30%
the size of a Sedan



EASY
Parking



Cutting-edge
Automotive Technology



Safety Features



Max Comfort All-Year-Round



Premium



$1
per charge
*assuming $0.12/kWh



Easy Charge from Any Outlet



Excellent Visibility

Superior Energy Efficiency

Generous Space

Digital Connectivity

Multiple Applications

Eli ZERO and our future micro-EV models cater to a wide range of daily use cases.

Urban Commutes	Suburban Communities	Small Towns	Corporate & Public Fleets	Rentals / Vehicle Sharing
Hotel and Resorts	Tourism and Parks	Retirement Communities	Last-Mile Delivery	Utility

WHAT WE'VE ACHIEVED

WHAT WE'VE ACHIEVED

A Solid Foundation for Global Leadership

1. Product

By leveraging robust supply chain expertise, we've successfully developed and expanded our vehicle, integrating cutting-edge technology features and achieving record capital efficiency.





2. Production

We opened a new production facility with a manufacturing capacity of up to 3,000 vehicles per assembly line per year, implementing an innovative asset-light approach that eliminates resource-intensive processes. This results in reduced costs, swift assembly, high quality, and rapid scalability.



2. Production

We opened a new production facility with a manufacturing capacity of up to 3,000 vehicles per assembly line per year, implementing an innovative asset-light approach that eliminates resource-intensive processes. This results in reduced costs, swift assembly, high quality, and rapid scalability.

3. Partnerships

Since 2022, we've extended our reach to countries like Italy, the Netherlands, Turkey, Portugal, Estonia, and also French Polynesia. Hundreds of Eli ZERO vehicles have already been sold and shipped globally, thanks to a growing number of partnerships with established distributors and dealers.



Success Stories

Success Stories







RENTAL FLEET

AVIS added Eli ZERO to their Bora Bora rental fleet catering to eco-conscious tourists.

GOVERNMENT FLEET

The French Polynesian government adopted our vehicles in their official fleet.

PRIVATE OWNERS

A growing number of happy customers are discovering the transformative impact of Eli ZERO on their lives.

"We're not stopping here.
Our ultimate goal goes beyond our first model. We aim to become the leader in this fast-growing EV segment, and to pioneer the next evolution in urban mobility."



Marcus Li
Eli Founder and CEO

We're Launching in the US in 2024

Building on our success in Europe and French Polynesia, we are committed to further growing in these existing markets while expanding into new countries. We're now preparing to bring the same premium driving experience at an affordable price point to the untapped US market by early 2024.





NEW SOLUTIONS




We're Looking Beyond our First Model

Dedicated to enhancing our product offerings, we're not only developing additional features to make our micro-EVs even more versatile and adaptable, but we're also actively working on expanding our micro-EV line to tap into emerging markets by creating new models tailored to specific transportation needs.




NEW TECHNOLOGIES

We're Innovating to stay One Step Ahead

Our vision to revolutionize urban transportation includes developing software for vehicle sharing, exploring drive-by-wire vehicle technology and wireless charging solutions, and even accelerating our new business unit – Eli Energy – dedicated to solar-powered charging. Eli Energy, revealed in late 2023, is projected to generate ~$500K in revenue within its first year.



PRIVATE LIVE

15%

Bonus Shares

INVEST NOW

Limited-Time Only Bonus Shares

Invest early and be eligible to receive early investor bonus shares.

Opportunity ends in

| 6 Days | 15 Hours | 51 Minutes | 46 Seconds |

Exclusive Investor Perks

Invest and be eligible to receive exclusive perks.

Invest $1,999+	Invest $4,998+	Invest $9,996+	Invest $24,999+	Invest $99,999+
3% Bonus Shares	**6%** Bonus Shares	**9%** Bonus Shares	**12%** Bonus Shares	**15%** Bonus Shares
• Eli Branded Merchandise	• Eli Branded Merchandise • Investor Edition Diecast Model (with Paper Frame)	• Eli Branded Merchandise • Investor Edition Diecast Model (with Wood or Machined Aluminum Frame) • Advanced Availability for Eli ZERO	• Eli Branded Merchandise • Investor Edition Diecast Model (with 3D-Printed Aluminum Frame) • Advanced Availability for Eli ZERO	• Eli Branded Merchandise • Investor Edition Diecast Model (with 3D-Printed Aluminum Frame) • Zoom Call with the CEO • Full Credit Towards an Eli ZERO Signature Edition
INVEST NOW	INVEST NOW	INVEST NOW	INVEST NOW	INVEST NOW

**Limited-time only bonus shares and exclusive investor perks cannot be combined. If the preferred exclusive perk offers a greater benefit than the limited-time only perk, the higher benefit applies.

**All bonus shares (if any) will be issued after the completion or termination of this Offering.

***The reward images are for illustrative purposes only; variations may occur in the final product.

Repeat Investor Perks

Reinvest and be eligible to receive exclusive perks.

Existing Investor Bonus

10%

Bonus Shares

Stackable with Limited-Time Only Bonus Shares and Exclusive Investor Perks

INVEST NOW

Meet the Architects Behind Eli



Marcus Li
Founder & CEO

Marcus' former experience as Chief Architect at Greenman Machinery, where he also led R&D for a golf cart, inspired him to pursue a better urban experience through mobility innovation.



Gianpaolo Casciano
Head of Marketing

Gian has 15+ years of experience advancing sustainable mobility and EV charging both in Europe and North America. He built the brand for the Italian-made electric microcar, Birò, from the ground up.



James Seargent II
Head of Operations

James joined Eli with 20+ years in multiple disciplines across the automotive and low-speed-vehicle industries. He has a track record developing technical support and sales strategies that lead to profitability.



Karen Wang
Financial Director

Karen brings 18+ years of corporate finance management experience to the table, including lifecycle of fund formation, financial operation, investment and financing system establishment, and international tax planning.



K.N. Chen
VP of Supply Chain Operations

As the founding supply chain leader, K.N. developed the supply chain for China's largest micro-EV manufacturer. He was also the VP of supply chain at the second largest Chinese micro-EV manufacturer.



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FAQs

About The Current Raise | About Eli Electric Vehicles | About Regulation Crowdfunding

What's your share price? ✕

$9.80

What is the minimum investment size? ✕

The minimum investment size for this current round is $793.80 plus a 2.5% transaction fee

What kind of shares are you issuing? ✕

Class A Common Stock

How much are you raising? ✕

We are looking to raise approximately $4.1 million.

What is the current valuation of the company? ✕

The current valuation is approximately $69M.

Why should I invest? ✕

You get a rare opportunity to invest in an early stage electric vehicles (EV) startup, at its current valuation before its continued growth and maturity. Eli is not only an EV startup, it also taps into the segment of urban mobility, through its advanced micro-EV products.

Besides EV's global surge and expected dominance as cities grow, there's a fast growing need for space-efficient urban transportation. Our micro-EVs cater to this demand and more. The new estimate by McKinsey, indicating that the Total Addressable Market for micro-EVs is $470 Billion, strongly reinforces our strategic position. Breakthroughs in battery technology enable us to produce high-quality, affordable micro-EVs, addressing changing consumer preferences toward practical, cost-effective, and sustainable transportation options. The convergence of these factors, along with new technologies and service-based business models, creates a unique window of opportunity for disruption in the transportation industry. By capitalizing on this moment, we position ourselves at the forefront of a significant shift in urban mobility.

How will Eli Electric Vehicles make money? ✕

Our current business model focuses on key revenue streams, including vehicle sales to distributors and dealers as the primary source of income. Additional revenue comes from sales of parts, customization options, and accessories, which are expected to grow and contribute more to overall profitability. In 2023, the introduction of Eli Energy as a new business unit involved selling solar products to business customers, contributing to cash flow. While not the core business, this diversification strategy adds to overall financial stability. Future plans include the development of vehicle-related services such as connectivity, subscription models, and additional warranties to further boost revenue and margins.

How do you plan to use the proceeds from this funding round? ✕

Proceeds from this round will go primarily towards production and expansion of our signature product, the Eli ZERO as we look to enter new markets and scale up our sales efforts. Additionally, some proceeds from this raise will go towards other areas, including research and development and general operations.

How do I get a return on my investment? ✕

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

How long are you expecting the company to operate before needing another round? ✕

We expect proceeds from this round to allow us to continue to operate at least through the end of 2024. If we hit our revenue and operating goals, and reach cash flow positive, we will be able to continue to grow our business sustainably, however we may still need to raise additional capital to make additional investment and accelerate growth.

How many investors do you have already? ✕

3,000+

When will I receive my shares? ✕

Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment. We will separately open a transfer agent account for our investors, where you will be able to see the records of your shareholding. Your shareholding information in your transfer agent account is not real time and will normally be updated after a period of time after a round is fully closed.

Are there higher fees if you invest via credit card vs. ACH? ✕

No, costs are the same, regardless of how you invest.

Will you be paying out dividends to investors? ✕

We currently do not have plans to pay out dividends to investors. Investors should not expect dividend payment.

What is your IPO timeline? ✕

Generally we do not disclose timeline and plans for a potential IPO unless necessary. In those cases, we will disclose details regarding developments in email communications and updates to investors. We believe we still have tremendous room to grow in terms of our stage and valuation, despite already achieving many goals. This year we plan to hit several milestones that are expected to add significant value to our company, so we are prioritizing achieving these objectives.













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Eli Electric Vehicles

WHY INVEST MARKET EXPANSION PERKS FAQ

General Inquiry:
hello@eli.world

Investor Relations:
ir@eli.world

Sources

1. https://micromobility.io/news/what-is-micromobility
2. https://bikeleague.org/national-household-travel-survey-short-trips-analysis/
3. https://www.mckinsey.com/features/mckinsey-center-for-future-mobility/mckinsey-on-urban-mobility/minimobility-the-next-big-thing-in-urban-mobility

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Eli Electric Vehicles, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from

General Inquiry:
hello@eli.world

Investor Relations:
ir@eli.world

Sources

1. https://micromobility.io/news/what-is-micromobility
2. https://bikeleague.org/national-household-travel-survey-short-trips-analysis/
3. https://www.mckinsey.com/features/mckinsey-center-for-future-mobility/mckinsey-on-urban-mobility/minimobility-the-next-big-thing-in-urban-mobility

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Eli Electric Vehicles, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from

future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

FAQs

About The Current Raise   About Eli Electric Vehicles   About Regulation Crowdfunding

Where are your headquarters?

Established in 2015, Eli Electric Vehicles is headquartered in California and Beijing.

How many employees do you have?

25. In the past year, our team grew by over 20%, with pivotal roles filled in the US and a new Director of Supply Chain Operations, who joined our overseas team from China's largest micro-EV manufacturer.

When will Eli expand into additional markets and which ones?

We are working to expand in existing and new markets in Europe, making significant progress in preparation to launch in France and Germany. With a growing number of global distributor partners, we're poised for rapid scaling and expansion. We are also preparing for Eli ZERO's U.S. launch—the vehicle is expected to be available in the country in early the first half of 2024, marking a pivotal milestone in our journey.

Can you share the roadmap for the next 3-4 years and when you expect to become profitable?

Eli is already successfully in production and sales across several countries in Europe. Our goal is to substantially increase sales and achieve economies of scale. Leveraging our capital efficiency, we anticipate generating cash flow from our initial EV within months. We'll channel investments toward developing new technologies and features and implementing cost-optimization measures to enhance our competitiveness. Beyond Eli ZERO, we have exciting plans to expand our existing vehicle platform into a range of new micro-EV products, services, and solutions. Our goal is to establish Eli as a top EV brand for Urban Mobility, tapping into a variety of applications and business models. By diversifying our product range, we aim to cater to a broader audience and address various aspects of urban transportation needs, possibly including commercial and utility applications.

Who are your competitors? What are your advantages against them?

Are you looking to partner with any major automotive companies?

Who are your competitors? What are your advantages against them?

Eli bridges the gap between two and four-wheel vehicles. Our first model, the Eli ZERO, combines the convenience of a scooter with the comfort of a car, making it the iPad of cars, if conventional cars were laptops.

In Europe, the primary competitors of Eli ZERO are the minicars (cat. L6e) that generally do not provide premium automotive features at an affordable price point. Conversely, in the United States, the main contenders are predominantly street-legal golf carts (LSVs), which fall short in year-round usability and were not initially designed for urban mobility applications.

Eli ZERO excels by offering exceptional value, bridging the gap between low-cost options and expensive alternatives. In the EU micro-EV market, our vehicle stands out for its appeal and advanced automotive features, including cooling AC. In the US market, Eli enjoys unparalleled positioning as a pioneer in the microcar segment, engineered for passenger comfort and safety. Eli ZERO adheres to NHTSA and FMVSS regulations, transcending typical LSV and NEV standards. Blending passenger car features into a microcar sets us apart. Engineered for daily trips at a competitive price, our vehicles position us as the premium choice, redefining excellence in urban mobility.

Are you looking to partner with any major automotive companies?

Eli is partnering with several valued companies within the automotive industry, encompassing aspects such as the supply chain for sub-assembly parts, vehicle production, and collaboration with dealers affiliated with major car companies. These existing collaborations form the foundation of our operations. Moving forward, our commitment extends to ongoing collaboration with diverse companies to pioneer the technology and vehicles of the future. We remain open to evaluating and forming new partnerships with additional automotive companies, responding to market opportunities and aligning with evolving needs of Eli.

Join the Discussion



FAQs

About The Current Raise   About Eli Electric Vehicles   About Regulation Crowdfunding

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Eli Electric Vehicles, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: ir@eli.world

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.